SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Comisión Nacional de Valores dated April 27, 2020.

Buenos Aires, April 27, 2020

To the

Comisión Nacional de Valores

25 de Mayo 175

Buenos Aires

(Argentine Securities Commission)

Ref.: YPF S.A. General Ordinary and Extraordinary Shareholders’ Meeting – CONFIRMATION OF REMOTE MEETING

Dear Sirs:

In accordance with the requirements of Section 1 of Chapter XII of Title XVIII of the Argentine Securities Commission (the “CNV”) Rules, pursuant to CNV General Resolution No. 830/2020 this notice is delivered.

In that sense, as informed in the notices published in the Official Gazette of the Argentine Republic and in the newspaper El Cronista on April 2, 2020 through April 8, 2020, and on April 16, 2020, and the relevant facts published on March 31, 2020 and April 16, 2020, and considering that Emergency Decree N°408/2020 extended until May 10, 2020 inclusive, the term for the “preventive and mandatory social isolation” pursuant to Emergency Decree No. 297/2020 – extended by Emergency Decree No. 325/2020 and 355/2020 – we hereby inform that the Ordinary and Extraordinary Shareholders’ Meeting of YPF S.A. to be held on April 30, 2020 at 11:00 a.m., will be held remotely through the Cisco Webex Meetings (module Cisco Webex Events) videoconference system that allows: i) the free accessibility to the Meeting of all participants with full ability for participants to vote and speak; ii) the simultaneous transmission of sound, images and words during the course of the Meeting, ensuring the principle of equal treatment of all shareholders; and iii) the recording of the Meeting and its preservation on digital media.

As such, and as previously mentioned, the following item will be treated as a PRELIMINARY ITEM IN THE AGENDA: “Holding of Shareholders’ Meeting remotely in accordance with the provisions of General Resolution No. 830/2020 of the National Securities Commission”.

Shareholders who have successfully registered to attend the Meeting within the legal term will receive an invitation to access the Meeting, at least one (1) day prior to the Meeting, via email to the email address provided when registering or to the email used for such registration, together with instructions for the access and development of the Meeting, so that they can participate and vote in the Meeting through such system.

To participate in the Meeting, each shareholder must, before the date set for such Meeting, access the link provided in the abovementioned invitation, as well as complete and send the required information requested therein. The Company will send each shareholder who has accepted the abovementioned invitation, as well as filled out and sent the required information, a new e-mail to the same e-mail address to which the invitation was sent, with an access link and a personal and nontransferable registration ID, which will allow for the virtual entering into the Meeting.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 27, 2020	By:	/s/ Ignacio Rostagno

	Name:	Ignacio Rostagno
	Title:	Market Relations Officer